Filed by: Whirlpool Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                             Subject Company: Maytag Corporation
                                                       Commission File No: 1-655



Whirlpool Corporation Public Statements
July 21, 2005

In response to inquiries from the press and in other contexts, Whirlpool and its advisors have said the following:

In the U.S. appliance industry, brand share is the relevant measure, and any share analysis should attribute share to the firm that owns and controls the brand. In a review of brand shares, the Kenmore brand should be attributed to Sears, since it is owned and controlled by Sears. Sears chooses its suppliers and controls the pricing, marketing and promotion for Kenmore products.
 Accordingly, the combined share of Whirlpool and Maytag brands should not include Kenmore brand share. Based on publicly available data, at present, the combined share of the brands owned and controlled by Whirlpool and Maytag would be less than 50% in each major appliance category.

To our knowledge, at least five manufacturers produce Kenmore brand products for Sears - Frigidaire, GE, LG, Bosch and Whirlpool. Sears has access to any vendor globally who manufactures appliances. The strength of Sears and the Kenmore brand, as well as Sears' competitive bidding process, would ensure continued intense competition in both the US and Canada.

In the US, sixty-five percent of appliance sales are made through four big retailers - Sears, Lowes, Best Buy and Home Depot (vs. 50% in 1999). These four retailers have over 4,000 stores that carry major appliances, and they are opening new stores at a rate of about 350 every year. Large buying groups represent about 20% of remaining retail sales. Large and sophisticated purchasers keep the appliance industry intensely competitive - both in terms of price and of innovation. It is not plausible that Whirlpool could profitably take an anti-competitive price increase if it acquired Maytag.

Whirlpool's trade partners have overwhelmingly supported Whirlpool's proposal to acquire Maytag, which indicates that they view this as pro-competitive and that Whirlpool represents that best solution to revitalize Maytag.

The existing domestic and numerous foreign competitors would continue to compete intensely if Whirlpool acquired Maytag. In addition to the many new and expanding foreign entrants, there would remain 4 major domestic players (Whirlpool, Frigidaire, GE, Kenmore), making this deal at worst a 5-4 merger. It is not unusual for the agencies to approve deals that narrow a five-player market to four players, without requiring any remedy, particularly when you consider that there are additional emerging and expanding foreign appliance brands vigorously competing, such as LG, Samsung, Bosch and Haier. Product manufacturing capacity can and is being readily expanded in relatively short time frames. Imported products are rapidly increasing today from Asia, Europe and Mexico.

A Whirlpool-Maytag combination would result in cost saving and increased innovation and quality that would increase competition. Without the combination, Maytag would continue to be a high-cost and increasingly ineffective competitor.